Exhibit 99.26

ROGERS COMMUNICATIONS INC.,
as issuer of the Notes under the Fourth Supplemental Indenture,

ROGERS COMMUNICATIONS CANADA INC.,
as the Guarantor

and

COMPUTERSHARE ADVANTAGE TRUST OF CANADA
(formerly known as BNY Trust Company of Canada),
as Successor Trustee

SECOND AMENDING SUPPLEMENTAL INDENTURE
TO THE FOURTH SUPPLEMENTAL INDENTURE

Dated as of April 16, 2025

amending the FOURTH SUPPLEMENTAL INDENTURE dated as of
August 25, 2010 to the Indenture dated as of May 26, 2009

SECOND AMENDING SUPPLEMENTAL INDENTURE TO THE FOURTH SUPPLEMENTAL INDENTURE dated as of April 16, 2025 (this “Second Amending Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Communications Canada Inc., a corporation organized under the laws of Canada (hereinafter called the “Guarantor”) and Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada), a trust company existing and licensed under the federal laws of Canada, as trustee.

WHEREAS, the Company and CIBC Mellon Trust Company (the “Former Trustee”) are parties to an indenture dated as of May 26, 2009 (as the same may from time to time be supplemented or amended (other than by a Series Supplement), the “Indenture”);

WHEREAS, the Company, Rogers Cable and Data Centres Inc. and the Former Trustee have previously entered into the fourth supplemental indenture dated as of August 25, 2010 to the Indenture, as supplemented and amended by the first amending supplemental indenture dated as of January 1, 2016 (as so supplemented and amended, the “Fourth Series Supplement”), establishing the terms and conditions of the 6.11% Senior Notes due 2040 (the “2040 Notes”);

WHEREAS, pursuant to a resignation and appointment agreement between the Trustee, the Former Trustee and the Company dated as of October 19, 2018, the Former Trustee resigned as trustee under the Indenture and the Company appointed BNY Trust Company of Canada, a trust company existing and licensed under the federal laws of Canada (hereinafter called the “Trustee”) to serve as the successor trustee under the Indenture pursuant to the terms thereof;

WHEREAS, Section 802 of the Indenture provides that, upon delivery to the Company and the Trustee of a written notice of a Holder Direction from the Holders of Outstanding Securities of each Series that would be affected by a supplemental indenture (such Holders, the “Affected Holders”), the Company (when authorized by a Board Resolution), the Guarantor and the Trustee may enter into one or more indentures supplemental to the Indenture for the purposes of, among other things, adding any provisions to or changing in any manner any of the provisions of the Indenture or the Securities of such Series;

WHEREAS the Company has, pursuant to the Consent Solicitation Statement dated April 4, 2025 (the “Consent Solicitation Statement”), solicited consents from the Affected Holders with respect to the amendments set forth in Article Two of this Second Amending Supplemental Indenture (collectively, the “Amendments”);

WHEREAS, the Board of Directors of the Company has authorized and approved the execution and delivery of this Second Amending Supplemental Indenture;

WHEREAS, a written notice of a Holder Direction from the Holders of the 2040 Notes consenting to the Amendments has been delivered;

WHEREAS, the Company has complied with all conditions precedent provided for in the Indenture, as supplemented and amended by the Fourth Series Supplement (as so supplemented and amended, the “Supplemented Indenture”) relating to this Second Amending Supplemental Indenture;

WHEREAS, the recitals hereto are made by the Company or the Guarantor, as applicable, and not by the Trustee;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree as follows:

ARTICLE ONE
INTERPRETATION

SECTION 101. EFFECT OF SECOND AMENDING SUPPLEMENTAL INDENTURE.

This Second Amending Supplemental Indenture shall be effective and binding on the Company, the Guarantor, the Trustee and every Holder of the 2040 Notes heretofore or hereafter authenticated and delivered under this Second Amending Supplemental Indenture, upon the date on which it is executed by the Company, the Guarantor and the Trustee; provided, however, that the Amendments shall become operative automatically on the date on which the Company pays to the Tabulation Agent (as defined in the Consent Solicitation Statement) the aggregate Consent Fees (as defined in the Consent Solicitation Statement) owed to consenting Affected Holders in accordance with the terms and conditions set forth in the Consent Solicitation Statement (the “Amendment Operative Date”). At all times on and after the Amendment Operative Date, the Indenture and the Fourth Series Supplement shall be supplemented and amended in accordance herewith and deemed to be incorporated in, and made a part of, the Indenture and the Fourth Series Supplement for all purposes. In the event of a conflict between any provisions of the Fourth Series Supplement and this Second Amending Supplemental Indenture, the relevant provision or provisions of this Second Amending Supplemental Indenture shall govern.

SECTION 102. FOURTH SERIES SUPPLEMENT REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Fourth Series Supplement, to the extent not inconsistent with the terms and provisions of this Second Amending Supplemental Indenture, shall remain in full force and effect.

SECTION 103. INCORPORATION OF FOURTH SERIES SUPPLEMENT.

All the provisions of this Second Amending Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Fourth Series Supplement; and the Fourth Series Supplement, as supplemented and amended by this Second Amending Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that with respect to the Fourth Series Supplement, the provisions of this Second Amending Supplemental Indenture are expressly and solely for the benefit of the Holders of the 2040 Notes established under the Fourth Series Supplement.

SECTION 104. DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Fourth Series Supplement or the Indenture, as applicable.

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ARTICLE TWO
AMENDMENTS TO THE FOURTH SERIES SUPPLEMENT

SECTION 201. SUBSIDIARY EQUITY INVESTMENT.

Article Five of the Fourth Series Supplement is hereby amended by adding in its entirety the following new Section 506:

“SECTION 506. SUBSIDIARY EQUITY INVESTMENT.

For greater certainty, and notwithstanding anything to the contrary set forth in the Indenture, this Supplemental Indenture or the Notes, the Subsidiary Equity Investment (i) is not, and shall not be, subject to (and, accordingly, will not be prohibited by) any of the covenants in Section 501 (Restricted Subsidiaries), Section 502 (Limitation on Secured Debt), Section 503 (Limitation on Sale and Leaseback Transactions), Section 504 (Limitation on Restricted Subsidiary Debt) or Section 703 (Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease) of this Supplemental Indenture or in Article Seven of the Indenture (Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease) (collectively, the “Negative Covenants”), (ii) does not, and shall not, reduce or deplete the capacity or amount available under any exception to any of the Negative Covenants, and (iii) does not, and shall not, constitute a Default or Event of Default under the Indenture, this Series Supplement or the Notes.

For the purposes hereof, “Subsidiary Equity Investment” means the entry into, consummation, creation,  assumption, incurrence, guarantee, existence, ongoing administration and performance of any or all of the transactions and obligations contemplated by any or all of (i) the Subscription Agreement, dated as of April 4, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc., Backhaul Network Services Inc. and Maple Connect Issuer LP (the “Subscription Agreement”) and (ii) the Company USA, the Contribution Agreement, the Management Services Agreement, the Backhaul Services Agreement, the IRU Agreement and the RCI Demand Promissory Notes (in each case as defined in the Subscription Agreement), in the case of clauses (i) and (ii), as the same may be amended, supplemented, waived or otherwise modified from time to time.”

ARTICLE THREE
MISCELLANEOUS

SECTION 301. TRUSTEE’S ACCEPTANCE.

The Trustee hereby accepts this Second Amending Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Fourth Series Supplement.

SECTION 302. COUNTERPARTS.

This Second Amending Supplemental Indenture may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

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SECTION 303. EFFECT OF HEADINGS.

The Section headings herein are for convenience only and shall not affect the construction hereof.  Unless otherwise expressly specified, references in this Second Amending Supplemental Indenture to specific Section numbers refer to Sections contained in this Second Amending Supplemental Indenture, and not the Indenture, the Fourth Series Supplement or any other document.

SECTION 304. SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Second Amending Supplemental Indenture by the Company and the Guarantor shall bind their respective successors and permitted assigns (if any), whether so expressed or not. All covenants and agreements of the Trustee in this Second Amending Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 305. SEPARABILITY CLAUSE.

In case any provision in this Second Amending Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 306. BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this Second Amending Supplemental Indenture, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders of the 2040 Notes, with respect to the Fourth Series Supplement) any benefit or any legal or equitable right, remedy or claim under this Second Amending Supplemental Indenture.

SECTION 307. GOVERNING LAW.

This Second Amending Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This Second Amending Supplemental Indenture shall be subject to the provisions of Trust Indenture Legislation that are required or deemed to be a part of this Second Amending Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

[Signature Pages Follow]
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IN WITNESS WHEREOF, the parties hereto have caused this Second Amending Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

By:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

By:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

ROGERS COMMUNICATIONS CANADA INC.

By:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

By:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

Signature pages to the second amending supplemental indenture to the fourth supplemental indenture

COMPUTERSHARE ADVANTAGE TRUST OF CANADA, as Trustee

By:	/s/ “Bhawna Dhayal”
	Name:	Bhawna Dhayal
	Title:	Vice-President

By:	/s/ “Ismail Bawa”
	Name:	Ismail Bawa
	Title:	Authorized Signatory

Signature pages to the second amending supplemental indenture to the fourth supplemental indenture